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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8- 52854 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING  October 1, 2020          AND ENDING  September 30, 2021
                                 _____                  _____
                                     MM/DD/YY                               MM/DD/YY

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## A. REGISTRANT IDENTIFICATION
---

SEC Mail Processing

NAME OF BROKER-DEALER:  **Fenimore Securities, Inc.**

NOV 24 2021

| OFFICIAL USE ONLY |
| --- |
| _____ |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Washington, DC

384 North Grand Street, P.O. Box 399
_____
(No. and Street)

| Cobleskill | NY | 12043 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Balboa                                                     518 823 1248
_____
                                                        (Area Code – Telephone Number)

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## B. ACCOUNTANT IDENTIFICATION
---

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
BBD, LLP
_____
                     (Name – *if individual, state last, first, middle name*)

| 1835 Market Street, 3rd Floor | Philadelphia | PA | 19103 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*\*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption.  See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, <u>Michael Balboa</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Fenimore Securities, Inc.</u> as of <u>September 30, 2021</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Secretary/Treasurer

Title

_Kathy Lynn Davis_
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

✓ (o) Report of Independent Registered Public Accounting Firm on Rule 15c3-3 Exemption Statement

Fenimore Securities, Inc.

Contents

---

Report of Independent Registered Public Accounting Firm          3


Financial Statements

    Statement of Financial Condition          4

    Statement of Income          5

    Statement of Changes in Stockholder's Equity          6

    Statement of Cash Flows          7

    Notes to Financial Statements          8

Supplementary Schedules

    Schedule I
    Computation of Aggregate Indebtedness and Net Capital
    Pursuant to Rule 15c3-1          12

    Schedule II
    Computation for Determination of Reserve Requirements
    under Rule 15c3-3 of the Securities and Exchange Commission          13

Report of Independent Registered Public Accounting Firm on
Rule 15c3-3 Exemption Statement          14

Report of Independent Registered Public Accounting Firm on
Agreed Upon Procedures Related to an Entity's Claim of
Exclusion from SIPC Membership          15

Schedule of Form SIPC-3 Revenues          17



## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Board of Directors and Stockholder**
**of Fenimore Securities, Inc.**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fenimore Securities, Inc., (the *"Company"*), as of September 30, 2021, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules to the financial statements (collectively referred to as the *"financial statements"*). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company, as of September 30, 2021, and the results of its operations, the changes in its stockholder's equity, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the *"PCAOB"*) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental schedules titled Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 and Computation for Determination of Reserve Requirements Under Rule 15C3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental schedules as stated above are fairly stated, in all material respects, in relation to the financial statements as a whole.

BBD, LLP

**BBD, LLP**

**Philadelphia, Pennsylvania**
**November 17, 2021**

*We have served as the Company's auditor since 2007.*

- 3 -

**FENIMORE SECURITIES, INC.**
**Statement of Financial Condition**
**September 30, 2021**

**Assets**

| | |
|---|---|
| Cash | $ 66,491 |
| Other Assets | 9,437 |
| **Total Assets** | 75,928 |

**Liabilities and Stockholder's Equity**

| | |
|---|---|
| Due to Fenimore Asset Management, Inc. | $ 20,470 |
| Accrued Expenses | 6,725 |
| **Total Liabilities** | 27,195 |

**Stockholders' Equity:**

| | |
|---|---|
| Capital Stock, no par value; 1,000 shares authorized | |
| 100 shares issued and outstanding | 37,000 |
| Retained Earnings | 11,733 |
| **Total Stockholder's Equity** | 48,733 |
| **Total Liabilities & Stockholder's Equity** | $ 75,928 |

The accompanying notes are an integral part of these financial statements.

**FENIMORE SECURITIES, INC.**
**Statement of Income**
**Year Ended September 30, 2021**

**INCOME**

| | |
|---|---:|
| Expense Reimbursement | $51,992 |
| Interest Income | 27 |
| **Total Income** | 52,019 |

**OPERATING EXPENSES**

| | |
|---|---:|
| FINRA/Blue Sky Fees | 42,084 |
| Professional Services | 8,200 |
| Insurance | 1,361 |
| Office Expense | 322 |
| NYS Franchise Taxes | 25 |
| **Total Operating Expenses** | 51,992 |
| **Net Income** | $ 27 |

The accompanying notes are an integral part of these financial statements.

## FENIMORE SECURITIES, INC.
## Statement of Changes in Stockholder's Equity
## Year Ended September 30, 2021

|  | Capital Stock | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|
| **Balance, beginning of year** | $37,000 | $11,706 | $48,706 |
| Net income | - | 27 | 27 |
| **Balance, end of year** | $37,000 | $11,733 | $48,733 |

The accompanying notes are an integral part of these financial statements.

## FENIMORE SECURITIES, INC.
### Statement of Cash Flows
### Year Ended September 30, 2021

**Cash flows from operating activities**

| | |
|---|---:|
| **Net Income** | $27 |
| Adjustments to reconcile net income to net cash provided by operating activities | |
| | |
| (Increase)/decrease in assets: | |
| Other Assets | (3,277) |
| | |
| Increase in liabilities: | |
| Due to Fenimore Asset Management, Inc. | 6,896 |
| | |
| **Net cash provided by operating activities and net increase in cash** | 3,646 |

**Cash**

| | |
|---|---:|
| Beginning of the year | $62,845 |
| | |
| **End of the year** | $66,491 |

The accompanying notes are an integral part of these financial statements.

1. **Nature of Business and Significant Accounting Policies**

   <u>Nature of business</u>
   Fenimore Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), whose sole business is the distribution of shares of registered open-end investment companies. As such, the Company operates under the provisions of paragraph (k)(1)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

   <u>Significant Accounting Policies</u>
   A summary of significant accounting policies follows:

   <u>Cash</u>
   The Company maintains its cash in two accounts at one regional bank which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on its cash deposits. Interest-bearing deposits are carried at cost.

   <u>Income and Expense Recognition</u>
   Interest income and reimbursement income (Note 3) are accrued as earned. Expenses are accrued as incurred.

   <u>Income taxes</u>
   The Company, with the consent of its stockholder, has elected S-Corporation status for U.S. and New York income tax purposes. In lieu of corporation income taxes, the stockholders of an S-Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for U.S. and/or New York income taxes has been included in the accompanying financial statements.

   The Company has evaluated the tax positions taken in preparing its Federal and New York income tax returns, including the determination that it qualifies for Federal and New York tax purposes as an S-Corporation, and has determined that none of its tax positions are uncertain. Federal and New York tax returns, filed by the Company within the three years ended September 30, 2021, are subject to examination by taxing authorities, including the Internal Revenue Service. No examination of the Company's income tax returns is currently in progress.

   <u>Use of Estimates</u>
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

2. **Net Capital Requirement**

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1). This rule prohibits a broker-dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital, as those terms are defined in the Rule. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of September 30, 2021, and as more fully described in the supplementary Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1, the Company had net capital of $39,296 which was $14,296 in excess of its required net capital of $25,000. The Company's net capital ratio was .69 to 1.

3. **Distribution Agreement and Related Parties**

The Company entered into a Distribution Agreement with Fenimore Asset Management Trust (the "Trust"), an affiliated company (the Company's stockholder is a trustee of the Trust). According to the Distribution Agreement, the Company is permitted to act as an exclusive agent to sell and arrange for the sale of the Shares of the Trust.

On a quarterly basis, the Company will pay those dealers with which it has entered into agreements for the sale of the Funds' Shares up to 1.00% of the average net assets of those Shares purchased or acquired through such dealer, provided that the shares are owned by the dealer as nominee for the customer on the last business day of the quarter.

During the year ended September 30, 2021, the Company received $0 from the Funds under the Plan and incurred $0 for dealers' distribution costs.

The Company entered into an Expense Reimbursement Agreement (the "Reimbursement Agreement") with Fenimore Asset Management, Inc. (the "Investment Manager"), an affiliated company whose principal shareholder is the stockholder of the Company. The Reimbursement Agreement requires the Investment Manager to reimburse the Company for all of its expenses. The Reimbursement Agreement is terminable upon 90 days written notice and/or upon termination of either the Trust's Investment Management Agreement or Distribution Agreement. During the year ended September 30, 2021, the Investment Manager reimbursed the Company $51,992. As of September 30, 2021, the Company owed the Investment Manager $20,470, which represents the amount of money the Investment Manager has transferred to the Company in anticipation of future expenses. If those expenses are not incurred, this amount is due back to the Investment Manager.

4. **Concentration of Credit Risk**

The Company's source of revenue is from the Investment Manager. If the Investment Manager were unable to meet its contractual obligations under the Reimbursement Agreement, as discussed in Note 3, the Company would have no source of revenue. Management believes the potential for default by the Investment Manager is minimal.

5. **Contingencies and Commitments**

In the normal course of business, the Company enters into a variety of undertakings containing a variety of warranties and indemnifications that may expose the Company to

some risk of loss. The amount of future loss, if any, arising from such undertakings, while not quantifiable, is not expected to be significant.

**6.    Subsequent Events**

Management has evaluated subsequent events through November 17, 2021, the date the Company's financial statement were issued and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

**FENIMORE SECURITIES, INC.**

SUPPLEMENTARY INFORMATION

YEAR ENDED SEPTEMBER 30, 2021

# FENIMORE SECURITIES, INC.
## Schedule I
### Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1
### September 30, 2021

| | |
|---|---:|
| **Total Stockholder's Equity** | 48,733 |
| **Deductions** | |
| Non-allowable assets | |
| Other Assets | (9,437) |
| Net Capital | 39,296 |
| | |
| Aggregate Indebtedness | |
| Accrued expense and other liabilities | 27,195 |
| Total aggregate indebtedness | 27,195 |
| | |
| **Computation of basic net capital requirement** | |
| Minimum net capital required (greater of $25,000 or 6 2/3% of aggregate indebtedness | 25,000 |
| | |
| Excess Net Capital | 14,296 |
| | |
| Ratio of aggregate indebtedness of net capital | 0.69 to 1 |

The above computation does not differ materially from the Company's computation of net capital filed on FOCUS Form X-17A-5 Part IIA with FINRA as of September 30, 2021.

See Report of Independent Registered Public Accounting Firm.

**FENIMORE SECURITIES, INC.**

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15C3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of September 30, 2021

For the year ended September 30, 2021, the distribution transactions of the Company have been limited to the sale and redemption of redeemable securities or registered open end investment companies, and the Company is therefore, exempt from Rule 15c3-3 Subparagraph (K)(1).

The Firm met the identified exempted provisions from Rule 15c3-3 throughout the most recent fiscal year without exception.

Secretary/Treasurer
Fenimore Securities, Inc.



**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON RULE 15C3-3 EXEMPTION STATEMENT**

**To the Board of Directors and Stockholder**
**of Fenimore Securities, Inc.**

We have reviewed management's statement, included in the accompanying Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission in which (1) Fenimore Securities, Inc. (the *"Company"*) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (paragraph (k)(1)) and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for it to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Act of 1934.

$$BBD, LLP$$

BBD, LLP

**Philadelphia, Pennsylvania**
**November 17, 2021**



**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
AGREED-UPON PROCEDURES
RELATED TO AN ENTITY'S CLAIM OF EXCLUSION FROM SIPC MEMBERSHIP**

**To the Board of Directors and Stockholder
of Fenimore Securities, Inc.**

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, on the accompanying Certification of Exclusion From Membership (Form SIPC-3) for the year ended September 30, 2021. Management of Fenimore Securities, Inc. (the Company) is responsible for its Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended September 30, 2021, as noted on the accompanying Form SIPC-3. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended September 30, 2021 to the total revenues in the Company's audited financial statements included on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2021, noting no differences.

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended September 30, 2021 to supporting schedules and workpapers, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended September 30, 2021 and in the related schedules and workpapers, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3 for the year ended September 30, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

*BBD, LLP*

**BBD, LLP**
**Philadelphia, Pennsylvania**
**November 17, 2021**

Fenimore Securities, Inc.

Schedule of Form SIPC-3 Revenues for the year ended September 30, 2021.

| Amount ($) | Business Activities through which revenue was recorded |
|---|---|
| $0 | Business conducted outside of the United States and its territories and possessions |
| $0 | Distribution of shares of registered open-end investment companies or unit investment trusts |
| $0 | Sale of variable annuities |
| $0 | Insurance commission and fees |
| $0 | Investment advisory services to one of more registered investment companies or insurance company separate accounts |
| $0 | Transactions in securities futures products |
| **$0** | **Total Revenues** |

Secretary/Treasurer
Fenimore Securities, Inc.